SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NUREMBERG BASE (NO. 79)

1 BASED AIRCRAFT, $100M INVESTMENT

 5 NEW ROUTES TO BUDAPEST, MALTA, MANCHESTER, MILAN, ROME
 & A DOUBLE DAILY SERVICE TO LONDON

Ryanair, Europe's favourite airline, today (9 Feb) announced it will open a new base at Nuremberg Airport (No.79), from 1st November, with 1 based aircraft (an investment of $100m) and 5 new routes to Budapest (daily), Malta (2 weekly), Manchester (daily), Milan Bergamo (daily) and Rome Ciampino (daily), and more flights to London, which will deliver 450,000 customers p.a. and support 330* "on-site" jobs, as Ryanair opens its 7th German base.

Ryanair's Nuremberg base and winter 2016 will deliver:

• 1 based aircraft ($100m)

• 5 new routes to: Budapest (daily), Malta (2 weekly), Manchester (daily), Milan Bergamo (daily) & Rome Ciampino (daily)

• 6 routes in total

• Extra flights to London Stansted (double daily)

• 42 weekly flights

• 450,000 customers p.a.

• 330* "on site" jobs p.a.

In Nuremberg, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"We are pleased to announce a new base at Nuremberg Airport from 1st November, as we invest $100m with 1 based aircraft, 5 new routes to Budapest, Malta, Manchester, Milan Bergamo and Rome Ciampino, and more flights to London, which will deliver 450,000 customers p.a. and support 330 jobs at Nuremberg Airport.

Our Nuremberg winter schedule is the ideal choice for both business and leisure customers and we look forward to growing routes, traffic, jobs and tourism in Germany. Ryanair customers can look forward to further improvements in the coming months under our "Always Getting Better" programme including new cabin interiors, new uniforms and more low fare routes, as we continue to offer so much more than just the lowest fares.

To celebrate our new Nuremberg base, we are releasing seats on sale at prices from just €19.99 for travel in March, which must be booked by Monday (15 Jan). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Nuremberg Airport's Managing Director, Michael Hupe said:

"The new destinations are a highly appreciated enrichment of our route network, addressing business and leisure travellers. Ryanair recognized the high potential of the Nuremberg Metropolitan Region and is going to seize the opportunities that our market provides to the airline."

ENDS

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information
please contact:              Robin Kiely                           Tim Howe Schröder
                                        Ryanair Ltd                            Ryanair Ltd
                                        Tel: +353-1-9451949          Tel: +353-1-9451717
                                        press@ryanair.com              schroedert@ryanair.com

Nuremberg Winter 2016 Schedule

Budapest	1 x daily
London Stansted	2 x daily
Malta	2 x weekly
Manchester	1 x daily
Milan Bergamo	1 x daily
Rome Ciampino	1 x daily

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary